EXHIBIT 11

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings
(in thousands, except per share data)

     The following table sets forth the computation of basic earnings per share:

	July 31,	July 31,	July 31,	July 31,	July 31,
	2000	2001	2002	2003	2004
	(Restated)	(Restated)
Numerator:
Net income	$547	$387	$1,109	$3,214	$2,978
Denominator:
Weighted average common shares outstanding	1,271	1,447	1,546	1,733	1,197
Earnings per common share	$430.55	$267.58	$717.14	$1,854.47	$2,487.77